UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

_______________________________________________________________________

LEE ENTERPRISES, INCORPORATED

(Exact name of Registrant as specified in its charter)

_______________________________________________________________________

Commission File Number 1-6227

Delaware (State of Incorporation)	42-0823980 (I.R.S. Employer Identification No.)

201 N. Harrison Street, Davenport, Iowa 52801

(Address of Principal Executive Offices)

(563) 383-2100

Registrant’s telephone number, including area code

_____________________________________________________________________________________

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form N-SAR ☐Form N-CSR

For Period Ended:	March 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Lee Enterprises, Incorporated
Full Name of Registrant N/A Former Name if Applicable
201 N. Harrison Street, Suite 600
Address of Principal Executive Office (Street and Number) Davenport, Iowa 52801

 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 within the prescribed time period without unreasonable effort or expense for the following reason:

On March 28, 2008, the registrant announced that it expected to record a significant impairment charge to earnings for the quarter ended March 30, 2008. At that time the registrant estimated that the impairment charge could be $500 million to $700 million after income taxes, which would substantially reduce the book value of goodwill, and potentially that of other intangible assets, including certain newspaper mastheads.

The analysis necessary to determine the extent of impairment is being performed in accordance with generally accepted accounting principles, which, among other factors, requires determination of the fair value, and consideration of differences between current book value and such fair value, of all of the registrant’s assets and liabilities. Because of the complex nature of the calculations involved, the registrant has not been able to complete the analysis necessary to make a reasonable estimate of the final amount of the impairment charge within the prescribed time period. The registrant expects to file its Form 10-Q no later than May 14, 2008. The Form 10-Q, as filed, will include a preliminary estimate of the impairment charge noted above, which is expected to be finalized during the quarter ending June 29, 2008. The charge will have no effect on cash flows, but will reduce reported earnings per common share, resulting in a loss for the quarter ended March 30, 2008, and full year ending September 28, 2008.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Carl G. Schmidt (Name)	563 (Area Code)	383-2179 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).             ☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For an explanation of the change in results of operations resulting from the impairment charge and the reasons why a reasonable estimate of the results cannot be made, please see the response set forth in Part III to this Form 12b-25. In addition, as announced by the registrant on March 28, 2008 and April 21, 2008, the registrant has recorded a non-cash accounting charge to recognize the current value of its future liability related to acquisition of the five (5%) percent minority share in its St. Louis partnership. Excluding the effect of the impairment charge described in Part III above, results of operations for the second quarter ended March 28, 2008 will reflect a preliminary net loss available to common stockholders of $4,450,000, or $0.10 per share, compared with net income of $11,891,000, or $0.26 per common share, for the comparable period in 2007.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the registrant’s preliminary estimate of the impairment charge and the registrant’s expectation that it will file its Form 10-Q on or before May 14, 2008. These forward-looking statements involve a number of risks and uncertainties. Except as required by applicable law or regulation, the registrant undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

LEE ENTERPRISES, INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 9, 2008	By:
Carl G. Schmidt
Vice President, Chief Financial Officer,
and Treasurer

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